ANIXA BIOSCIENCES, INC.

3150 Almaden Expressway, Suite 250

San Jose, CA 95118

September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Tyler Howes

Re:	Anixa Biosciences, Inc.
Registration Statement on Form S-3
Filed September 9, 2022, as amended
File No. 333-267369

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anixa Biosciences, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Monday, September 19, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Dr. Amit Kumar
Dr. Amit Kumar
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP